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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 9 2012

SEC FILE NUMBER
8-41750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex National Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM ID NO.

550 Gateway Drive, Suite 210
                                    (No. and Street)

Napa _____ California _____ 94558 _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott K. Davis _____ (707) 251-2184 _____
                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP _____
                        (Name - if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 _____ Chicago _____ Illinois _____ 60606 _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Scott K. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex National Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

CEO
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

 McGladrey

Independent Auditor's Report

To the Stockholder and Board of Directors
Essex National Securities, Inc.
Napa, California

We have audited the accompanying statement of financial condition of Essex National Securities, Inc. (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Essex National Securities, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2012

Essex National Securities, Inc.

Statement of Financial Condition
December 31, 2011

Assets		
Cash ($500,252 pledged as collateral)	$	3,277,993
Deposits with clearing broker and clearing organization		120,007
Receivable from clearing broker		823,654
Securities owned, at fair value		239,838
Commissions receivable		241,043
Deferred tax asset		2,006,670
Income taxes receivable		55,854
Due from affiliates		14,973
Other assets		226,437
Total assets	$	7,006,469

Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	1,837,927
Due to affiliates		242,235
Accounts payable and accrued expenses		385,859
		2,466,021

Commitments, contingencies and guarantees (Notes 7, 9 and 10)

Stockholder's Equity		
Common stock, $1 par value, 200 shares authorized, issued and outstanding		200
Additional paid-in capital		5,958,874
Accumulated deficit		(1,418,626)
		4,540,448
Total liabilities and stockholder's equity	$	7,006,469

The accompanying notes are an integral part of this statement of financial condition.

Essex National Securities, Inc.

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Organization and nature of business: Essex National Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Additionally, the Company is a registered investment adviser under the Investment Advisors Act of 1940. The Company is a wholly owned subsidiary of Essex National Financial Services, LLC (Parent or ENFS), which is ultimately owned by First Tech Federal Credit Union (First Tech). The Company's headquarters is in California and it does business throughout the United States.

In the normal course of business, the Company engages in, and earns commission revenue from, the distribution of mutual funds and variable and fixed annuities. The Company maintains no margin accounts. The Company also engages in transactions involving corporate over-the-counter equity securities, corporate debt securities, United States government debt securities and municipal debt securities. With the exception of variable and fixed annuity sales and certain mutual fund applications, all business is transacted on a fully disclosed basis through the Company's clearing broker.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are related to the *FASB Accounting Standards Codification*^{TM}, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue recognition: The Company's primary sources of revenues are generated by commissioned sales representatives located at financial institutions from the distribution of variable and fixed annuity products and mutual funds. Commissions earned on the sale of securities and insurance products are split with the participating financial institutions. Commissions and related brokerage commission expenses and clearing fees are recorded on a trade date basis as securities and insurance product transactions occur. Fee income is recorded in the period in which the services are performed and consists of revenues generated from marketing support, ticket charges and other related items.

Investment advisory fees are recognized when earned. Investment advisory agreements provide for fees to be billed in advance or arrears. Fees billed in arrears are accrued as income over the period in which services are performed.

Securities owned: Securities transactions and related revenues and expenses are recorded at fair value on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in other income in the statement of operations.

3

Essex National Securities, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no material uncertain tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2008. For the year ended December 31, 2011, the Company has no material uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

Recently issued accounting pronouncements: In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, applied prospectively. The Company's effective date is January 1, 2012. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements.

Note 2. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

> Level 1. Inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

> Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

> Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

Essex National Securities, Inc.

Notes to Statement of Financial Condition

Note 2.   Fair Value Measurements (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company carried $7,233 in common stock and $232,605 in certificates of deposit, which are included in securities owned and are recorded at fair value in the statement of financial condition, as of December 31, 2011. Common stock are valued based on broker quotations and are considered Level 1, measured at fair value on a recurring basis using quoted prices for identical assets in active markets. Certificates of deposit are considered Level 2 securities, measured at cost plus accrued interest, which approximates fair value. The Company did not hold any Level 3 assets or liabilities as of, or during the year ended, December 31, 2011.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 3.   Related Party Transactions

The Company has entered into an agreement with the Addison Avenue Investment Program (Addison), the investment services division of First Tech whereby the Company provides brokerage and technology services to Addison. At December 31, 2011, included in commissions payable is $459,535 due to Addison. The commission payable due to the affiliate is recorded net of certain expenses, including insurance and regulatory fees, in accordance with the agreement.

The Company has entered into an agreement with ENFS whereby certain expenses are allocated to the Company based on a series of usage factors. The agreement covers, among other things, the allocation of rental expense for the office space used by the Company. In connection with the agreement, the Company previously held a secured standby letter of credit in the amount of $600,000 to satisfy lease agreement requirements for ENFS. The letter of credit was terminated in May 2011.

Additionally, the Company provides services of certain personnel to ENFS as well as incurs certain expenses on behalf of ENFS. During 2011, the Company forgave $597,251 of such expenses paid on behalf of ENFS which was treated as a noncash capital distribution by the Company. At December 31, 2011, the Company has no amounts due from ENFS.

As of December 31, 2011, due to affiliates represent commissions payable to affiliates.

Note 4.   Deposits with Clearing Broker and Clearing Organization

The Company has a clearing agreement with Pershing LLC (Pershing) whereby Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. In accordance with the terms of the agreement, the Company maintains a deposit with Pershing of $100,007. Also included in deposits with clearing broker and clearing organization is a deposit of $20,000 with the National Securities Clearing Corporation.

Essex National Securities, Inc.

Notes to Statement of Financial Condition

Note 5. Income Taxes

The Company's deferred tax asset of $2,006,670 at December 31, 2011 arises from the future tax benefits of the net operating loss carryforwards for federal, state and local tax purposes. As a result of an ownership change in 2006 the Company is subject to Internal Revenue Code (IRC) Section 382, which limits the amount of net operating losses that can be used to offset future taxable income when a change in ownership of a loss corporation occurs. The amount of the deferred tax asset is net of the IRC Section 382 limitations. The valuation allowance against the deferred tax asset decreased by $2,647,602 for the year ended December 31, 2011, resulting in a deferred tax asset of $2,006,670 as of December 31, 2011 after utilizing $640,392 of the deferred tax asset during the year then ended.

As of December 31, 2011, the Company had net operating loss carryforwards of $6,859,331 which will expire if not utilized beginning in 2017 and 2012 for federal and state purposes, respectively. The state net operating loss carryforwards vary by jurisdiction.

The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which net operating losses and temporary differences are deductible. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income before the expiration of the deferred tax assets governed by the tax code. Based on the level of taxable income and projections for future taxable income over the periods for which the net operating losses are available and deferred tax assets are deductible, management of the Company believes that it is more-likely-than-not that it will realize the benefits of the net operating losses. The amount of the deferred tax asset considered realizable however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

Note 6. Benefit Plan

The Company sponsors a benefit plan under Section 401(k) of the Internal Revenue Code, covering substantially all employees. For the year ended December 31, 2011, the Company did not make any voluntary employer profit-sharing contributions.

Note 7. Commitments, Contingent Liabilities and Guarantees

In the ordinary course of business, the Company may be party to legal proceedings as plaintiff and defendant. In those matters where the Company is named as a defendant, the Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, in the opinion of management and the Company's outside legal counsel, the Company believes that the amount for which it may be held liable, if any, will not have a material adverse effect on its financial condition or results of operations.

In June 2011, ENFS amended a credit facility agreement with Union Bank (the Bank) in the amount of $500,000, which is payable on demand and is fully drawn and outstanding at December 31, 2011. In order to secure payment and performance of ENFS' loan obligations, the Company entered into a security agreement with the Bank. The security agreement required the Company to open a savings account at the Bank and deposit cash to be pledged as collateral for the entire loan balance. The Company will also be required pay all loan obligations to the Bank when due. As of December 31, 2011, the Company's account balance pledged as collateral was $500,252, which is included in cash in the statement of financial condition.

Note 8. Customer Concentration

For the year ended December 31, 2011, the Company had four major customers. A customer is considered major when the concentration of commission's revenue from that customer exceeds 10% of total revenue. Transactions with the major customers represent 65% of total commission's revenue for the year ended December 31, 2011.

Essex National Securities, Inc.

Notes to Statement of Financial Condition

Note 9. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include its clearing broker-dealer, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer, Pershing. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains cash deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 10. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $1,481,300, which was $1,230,455 in excess of its required net capital of $250,845. The Company's net capital ratio was 2.53 to 1.

Essex National Securities, Inc.

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.